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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               (Amendment No. 4)*



                            Silverstar Holdings, Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    G81365101
 ------------------------------------------------------------------------------
                                 (CUSIP Number)

                                    12/31/02
           -----------------------------------------------------------
             (Date of Event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Statement is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 5 Pages

CUSIP No. G81365101                    13G/A               Page  2  of  5  Pages

    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Michael Levy
--------------------------------------------------------------------------------

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]

                                                                        (b) [X]
--------------------------------------------------------------------------------
    3       SEC USE ONLY


--------------------------------------------------------------------------------

    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            U.S.A
--------------------------------------------------------------------------------

                           5    SOLE VOTING POWER
      NUMBER OF                 942,589
        SHARES     -------------------------------------------------------------
     BENEFICIALLY
       OWNED BY            6    SHARED VOTING POWER
         EACH                   N/A
      REPORTING    -------------------------------------------------------------
        PERSON             7    SOLE DISPOSITIVE POWER
         WITH
                                776,137
                   -------------------------------------------------------------
                           8    SHARED DISPOSITIVE POWER

                                166,452*
--------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           942,589
--------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
--------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           43.5%
--------------------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

* Shared with American Stock Transfer & Trust Company, as Escrow Agent.

CUSIP No. G81365101                    13G/A               Page  3  of  5  Pages

--------------------------------------------------------------------------------
Item 1.

     (a)   Name of Issuer    Silverstar Holdings, Ltd.

     (b)   Address of Issuer's Principal Executive Offices
           Clarendon House, Church Street, Hamilton HM CX, Bermuda

Item 2.

     (a)   Name of Person Filing     Michael Levy

     (b)   Address of Principal Business Office or, if none, Residence
           c/o Arpac, 9511 West River Street, Schiller Park, Illinois 60176

     (c)   Citizenship       U.S.A.

     (d)   Title of Class of Securities  Common Stock, par value $.01 share

     (e)   CUSIP Number      G81365101

Item 4.      Ownership.

     As of December 31, 2002:

     (a)   Amount beneficially owned:  942,589

     Includes 150,000 shares of Common Stock, par value $.01 per share (the "Common Stock") issuable upon exercise of options that are immediately exercisable at an exercise price of (i) $0.75 per share with respect to 5,000 options, (ii) $0.42 per share with respect to 10,000 options, (iii) $2.19 per share with respect to 10,000 options, (iv) per share $4.06 with respect to 100,000 options, (v) $5.125 per share with respect to 10,000 options and (vi) $0.16 per share with respect to 10,000 options. Also includes 570,137 shares of Class B Common Stock, par value $.01 per share (the "Class B Common Stock") held by Mr. Levy. Also includes 166,452 shares of Class B Common Stock issued to American Stock Transfer & Trust Company (the "Escrow Agent") pursuant to the terms of an escrow agreement, which shares correspond to a like number of shares of First South African Holdings (Pty.) Ltd. Class B stock. The Escrow Agent has granted to Mr. Levy a proxy to vote each of such shares of Class B Common Stock. Mr. Levy disclaims beneficial ownership of all shares held by the Escrow Agent for which he has been granted a voting proxy.

CUSIP No. G81365101                    13G/A               Page  4  of  5  Pages

--------------------------------------------------------------------------------


     Each share of Class B Common Stock has five votes per share, each share of Common Stock has one vote per share.

     (b)   Percent of class:         43.5%

     (c)   Number of shares as to which the person has:

           (i)   Sole power to vote or to direct the vote    942,589

           (ii)  Shared power to vote or to direct the vote  N/A

           (iii) Sole power to dispose or to direct the disposition of 776,137

           (iv)  Shared power to dispose or to direct the disposition of 166,452

CUSIP No. G81365101                    13G/A               Page  5  of  5  Pages

--------------------------------------------------------------------------------


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 13, 2002


                                                     /s/ Michael Levy
                                                     ---------------------------
                                                     Name: Michael Levy
                                                     Title: Chairman